The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600


03024260


SEC MAIL PROCESSING SECTION
RECEIVED
JUN 30 2003
WASH. D.C. 155

June 27, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding the Allotment of Stock Purchase Warrants for Stock Option Plan

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

7/2

06/27/03 9:25AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By [signature]

Name : Naoya Takeuchi
Title: Joint General Manager

The Sumitomo Trust & Banking Co., Ltd.

June 27, 2003

Notice Regarding the Allotment of Stock Purchase Warrants for Stock Option Plan

The Sumitomo Trust & Banking Co., Ltd. (hereinafter, "the Bank") hereby notifies that, at the Board of Directors' Meeting on the above date, the detailed terms and conditions of the Stock Purchase Warrants (hereinafter "the Warrant"), approved at the 132nd Shareholders' Meeting held on June 27, 2003 pursuant to the Articles 280-20 and 280-21 of the Commercial Code of Japan, were determined as follows.

1. Issuance Date	June 30, 2003
2. Number of Warrants to be Issued	1,186 (The number of shares issued with respect to one (1) Warrant is 1,000)
3. Type of Underlying Shares	Par value shares of the Bank's common stock
4. Warrant Price	The Warrants are gratis.
5. Amount to be paid with respect to one (1) Warrant at its Exercise	To be fixed on June 30, 2003
6. Total Amount of Shares Issued or Transferred with the Exercise of the Warrant	To be fixed on June 30, 2003
7. Amount to be allocated in the Bank's Capital	To be fixed on June 30, 2003
8. Number of Eligible Grantees of the Warrants	441, including the Bank's Directors, Executive Officers, and certain senior-level employees
9. Others	(1) Date of Board's resolution for the Approval at the Shareholders' Meeting : May 23, 2003 (2) Date of Approval at the Shareholders' Meeting : June 27, 2003 (3) Exercise Period of the Warrant : July 1, 2005 – June 30, 2007

For further information, please contact

Koichi Onaka, Head of IR Office, Financial Management Dept.

Telephone: +81-3-3286-8354 Facsimile: +81-3-3286-4654